SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 14D-9
SOLICITATION /RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
Simon Worldwide, Inc.
(Name of Subject Company)
Simon Worldwide, Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
828815100
(CUSIP Number of Class of Securities)
Greg Mays
Chief Executive Officer
Simon Worldwide, Inc.
5200 W. Century Boulevard
Los Angeles, California 90045
(310) 417-4660
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies To:
Terry Wallock
Simon Worldwide, Inc.
5200 W. Century Boulevard
Los Angeles, California 90045
(310) 417-4660

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9. Exhibits.

Exhibit
No.	Document

(a)(1)	Current Report on Form 8-K, dated as of October 25, 2010, filed by Simon Worldwide, Inc. with the Securities and Exchange Commission (filed with the Securities and Exchange Commission on October 25, 2010 and incorporated herein by reference)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIMON WORLDWIDE, INC.
By:	/s/ Terrence J. Wallock
Terrence J. Wallock
Secretary and Acting General Counsel

Dated: October 25, 2010